VIA EDGAR

March 25, 2019

Amanda Ravitz

Assistant Director

Office of Manufacturing and Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Jufeel International Group Acceleration Request for Registration Statement on Form S-1 File No. 333-229777

Dear Ms. Ravitz:

We withdraw our registration request of March 11, 2019.  Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Jufeel International Group (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to 3:00pm Eastern Time on March 29, 2019, or as soon as practicable thereafter.  In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please confirm the event with our counsel, JMS Law Group, PLLC by calling or emailing Jeffrey M. Stein. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, JMS Law Group, PLLC, Attention: Jeffrey M. Stein, by email, jstein@jmslg.com.

If you have any questions regarding this request, please contact Jeffrey M. Stein at JMS Law Group, PLLC at (516) 422-6285.

Very Truly Yours,

/s/ Rongxuan Zhang

Rongxuan Zhang

President, CEO